ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

19 October 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentlemen

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pw K. Callaghan

Andrew Geddes
Investor & Media Relations Manager

encl

ventracor
the heart company

HeartWare

19 OCTOBER 2005

Commencement of Negotiations

Ventracor and HeartWare wish to advise that negotiations have commenced in relation to the patent dispute between the parties.

Both parties and their respective advisers are presently endeavouring, in good faith, to achieve a mutually beneficial outcome.

Whilst these negotiations are ongoing, Ventracor and HeartWare would note that it is not possible to guarantee that a negotiated settlement will be achieved in relation to the matters in dispute.

Notwithstanding the above, both Ventracor and HeartWare remain committed to achieving an equally advantageous outcome for their respective stakeholders.

In accordance with the ASX Listing Rules, the market will be kept informed of developments as they occur.

For further information:

Colin Sutton	Stuart McConchie
Chief Executive Officer	Chief Executive Officer
Ventracor Limited	HeartWare Limited
Tel. +61 2 9406 3100	Tel. +61 2 8215 7600